ACT IAA
SECTION 206(4)
RULE 206(4)-3
PUBLIC AVAILABILITY 12/23/2008

December 23, 2008
IM Ref. No. 200898110
Citigroup Global Markets, Inc.
File No. 801-3387

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to Citigroup Global Markets, Inc. ("CGMI") [1] or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[2] notwithstanding an injunctive order issued by the United States District Court for the Southern District of New York (the "Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to CGMI or certain related persons.[3]

Our position is based on the facts and representations in your letter dated December 23, 2008, particularly CGMI's representations that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to CGMI, which is subject to the Judgment;

(2) the Judgment does not bar or suspend CGMI or any person currently associated with CGMI from acting in any capacity under the federal securities laws;[4]

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1 CGMI is a wholly-owned brokerage and securities subsidiary of Citigroup, Inc. It is registered with the Commission as a broker-dealer and an investment adviser. Among other services, CGMI provided underwriting services for issuers of auction rate securities and marketed auction rate securities to retail and other customers.

2 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

3 *Securities and Exchange Commission v. Citigroup Global Markets, Inc.*, No. 08-CV-10753 (Dec. 22, 2008).

4 Section 9(a) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among [redacted]

(3) it will comply with the terms of the Judgment, including, but not limited to, complying with its undertaking to offer to buy-back at par auction-rate securities that are not auctioning from all CGMI investors who purchased those securities from CGMI prior to February 11, 2008, and paying any civil money penalties ordered by the United States District Court for the Southern District of New York; and

(4) for ten years from the date of the entry of the Judgment, CGMI or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom CGMI solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a

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other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

The entry of the Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts CGMI from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit CGMI and its affiliated persons from, among other things, acting as an investment adviser to any registered investment company. You state that, pursuant to Section 9(c) of the Investment Company Act, CGMI and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting the Settling Firm, certain affiliated persons and future affiliated persons from the provisions of Section 9(a) of the Investment Company Act.

On December 23, 2008, the Commission issued an order granting CGMI, certain affiliated persons and future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Judgment, until the date the Commission takes final action on the application for a permanent order. *In re Citigroup Global Markets, Inc., et. al.*, SEC Rel. No. IC-28572 (Dec. 23, 2008). Therefore, CGMI, certain affiliated persons and future affiliated persons are not currently barred or suspended from acting in any capacity specified in section 9(a) of the Investment Company Act as a result of the Judgment.

contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

Our position also is based on your representation that CGMI currently is not engaged in any cash solicitation activities that are subject to Rule 206(4)-3. This position applies only to the Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to CGMI or any of its associated persons.

Stephen Van Meter
Senior Counsel

WILMERHALE

Investment Advisers Act of 1940
<u>Section 206(4) and Rule 206(4)-3</u>

Kevin P. McEnery

+1 202 663 6596 (t)
+1 202 663 6363 (f)
kevin.mcenery@wilmerhale.com

December 23, 2008

BY E-MAIL AND MESSENGER

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: In the Matter of Auction Rate Securities Liquidity
<u>Issues Regarding Citigroup Global Markets, Inc., File No. 10868</u>

Dear Mr. Scheidt:

We submit this letter on behalf of our client Citigroup Global Markets Inc. ("CGMI"), in connection with a settlement agreement (the "Settlement") by CGMI arising out of the above referenced investigation by the Securities and Exchange Commission (the "Commission"). The complaint filed by the Commission (the "Complaint") concerned CGMI's conduct in connection with the marketing and sale of auction rate securities ("ARS").

Without admitting nor denying the allegations set forth therein, except for those related to the Commission's jurisdiction, CGMI consented to the filing of the Complaint, which alleged that CGMI misled tens of thousands of its customers regarding the fundamental nature of, and increasing risks associated with, ARS that CGMI underwrote, marketed, and sold. The Complaint further alleged that, through its financial advisers, sales personnel, and marketing materials, CGMI misrepresented to customers that ARS were safe, highly liquid investments comparable to money market instruments. The Complaint also alleged that, as a result, numerous customers invested in ARS funds they needed to have available on a short-term basis. In addition, the Complaint alleged that (i) in mid-February 2008, CGMI decided to stop supporting the auctions, and (ii) as a result of failed auctions, tens of thousands of CGMI customers held approximately $45 billion of illiquid ARS, instead of the liquid short-term investments CGMI had represented ARS to be. Finally, the Complaint also alleged that, by engaging in such conduct, CGMI violated Section 15(c) of the Securities Exchange Act of 1934.

CGMI seeks the assurance of the Staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act"), or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser pays CGMI a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Judgment (as defined below) entered against CGMI. While the Judgment does not operate to prohibit or suspend CGMI or any associated person of CGMI from acting as, or being associated with, an investment adviser and does not relate to solicitation activities on behalf of any investment adviser, the Judgment may affect the ability of CGMI to receive such payments.[1] The Staff in other instances has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

The Staff of the Commission's Division of Enforcement engaged in settlement discussions with CGMI in connection with the above-described investigation. The discussions resulted in an agreed upon settlement term sheet signed by authorized representatives of the Commission and CGMI, and the Commission filed a complaint (the "Complaint") against CGMI in the United States District Court for the Southern District of New York (the "District Court") in a civil action captioned Securities and Exchange Commission v. Citigroup Global Markets Inc., Civil Action No. 08 CV 10753 (S.D.N.Y. Dec. 11, 2008) (the "Action"). CGMI executed a Consent of Defendant Citigroup Global Markets Inc. (the "Consent"), in which CGMI neither admitted nor denied the allegations in the Complaint, except as to personal and subject matter jurisdiction, which it admitted, and in which it consented to the entry of a judgment against it by the District Court (the "Judgment"). As negotiated by the parties, the Judgment, among other things, enjoined CGMI from violating Exchange Act Section 15(c). Additionally, the Judgment

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1 Under Section 9(a) of the Investment Company Act, CGMI and its affiliated persons will, as a result of the Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or as principal underwriter for any registered open-end investment company or registered unit investment trust. As of the date of this letter, CGMI serves as the underwriter for registered investment companies. CGMI and affiliated persons of CGMI who act in the capacities set forth in Section 9(a) of the Investment Company Act have filed an application under Section 9(c) of the Investment Company Act requesting the Commission to issue both temporary and permanent orders exempting them, and CGMI's future affiliated persons should any of them serve or act in any of the capacities set forth in Section 9(a) in the future, from the restrictions of Section 9(a). The applicants believe that they meet the standards for exemptive relief under Section 9(c), and they expect that the Commission will issue a temporary order prior to or simultaneously with entry of the Judgment, and a permanent order in due course thereafter. In no event will CGMI or any of its affiliated persons act in any capacity enumerated in Section 9(a) unless and until the Commission issues an order pursuant to Section 9(c) of the Investment Company Act, exempting them from the prohibitions of Section 9(a) of the Investment Company Act resulting from the Judgment.

required that CGMI comply with its undertakings set forth in the Consent, including an undertaking to offer to buy back at par certain ARS from certain customers. CGMI currently is not engaged in any cash solicitation activities that are subject to Rule 206(4)-3.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment, or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Judgment could cause CGMI to be disqualified under the Rule, and accordingly, absent no-action relief, CGMI may be unable to receive cash payments from advisers registered or required to be registered for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[2] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[3]

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2 See Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

3 See Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

The Judgment expressly does not bar, suspend, or limit CGMI or any person currently associated with it from acting in any capacity under the federal securities laws. CGMI has not been sanctioned for activities relating to conduct as an investment adviser or relating to solicitation of advisory clients.[4] CGMI's conduct addressed by the Judgment does not pertain to advisory activities. Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying CGMI for engaging in solicitation activities under the Rule.

In addition, the need for the relief is not theoretical or speculative but instead is concrete. It is highly likely at some point in the near future that CGMI would like to solicit clients for other investment advisers, both affiliated and unaffiliated with it.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[5]

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[4] CGMI additionally notes that it has not violated, or aided and abetted another person in violating, the cash solicitation rule.

[5] *See, e.g., Prudential Financial, Inc.,* SEC No-Action Letter (pub. avail. Sept. 5, 2008); *Barclays Bank PLC,* SEC No-Action Letter (pub. avail. June 6, 2007); *Emanuel J. Friedman and EJF Capital LLC),* SEC No-Action Letter (pub. avail. Jan. 16, 2007); *Ameriprise Financial Services Inc.,* SEC No-Action Letter (pub. avail. Apr . 5, 2006); *Millenium Partners, L.P., et al.,* SEC No-Action Letter (pub. avail. Mar. 9, 2006) (no-action request and relief encompassed natural persons); *American International Group, Inc.,* SEC No-Action Letter (pub. avail. Feb. 21, 2006); *CIBC Mellon Trust Company,* SEC No-Action Letter (pub. avail. Feb. 24, 2005); *Goldman, Sachs & Co.,* SEC No-Action Letter (pub. avail. Feb. 23, 2005); *Morgan Stanley & Co. Incorporated,* SEC No-Action Letter (pub. avail. Feb. 4, 2005); *American International Group, Inc.,* SEC No-Action Letter (pub. avail. Dec. 8, 2004); *James DeYoung,* SEC No-Action Letter (pub. avail. Oct. 24, 2003) (relief given to natural person); *Stephens Inc.,* SEC No-Action Letter (pub. avail. Dec. 27, 2001); *Prime Advisors, Inc.,* SEC No-Action Letter (pub. avail. Nov. 8, 2001); *Legg Mason Wood Walker, Inc.,* SEC No-Action Letter (pub. avail. June 11, 2001); *Dreyfus Corp.,* SEC No-Action Letter (pub. avail. March 9, 2001); *Prudential Securities Inc.,* SEC No-Action Letter (pub. avail. Feb. 7, 2001); *Tucker Anthony Inc.,* SEC No-Action Letter (pub. avail. Dec. 21, 2000); *J.B. Hanauer & Co.,* SEC No-Action Letter (pub. avail. Dec. 12, 2000); *Founders Asset Management LLC,* SEC No-Action Letter (pub. avail. Nov. 8, 2000); *Credit Suisse First Boston Corp.,* SEC No-Action Letter (pub. avail. Aug. 24, 2000); *Janney*

UNDERTAKINGS

In connection with this request, CGMI undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees to CGMI, which is subject to the Judgment;

2. to comply with the terms of the Judgment, including, but not limited to, complying with one of its undertaking to offer to buy-back at par ARS that are not auctioning from all CGMI investors who purchased those ARS from CGMI prior to February 11, 2008; and

3. that, for ten years from the date of the entry of the Judgment, CGMI or an investment adviser with whom it has a solicitation arrangement subject to Rule 206(4)-3, will disclose information about the Judgment in a written document that is delivered to each person whom CGMI solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); *Aeltus Investment Management, Inc.*, SEC No-Action Letter (pub. avail. July 17, 2000); *Paul Laude, CFP*, SEC No-Action Letter (pub. avail. June 22, 2000) (relief given to natural person); *William R. Hough & Co.*, SEC No-Action Letter (pub. avail. Apr. 13, 2000); *In the Matter of Certain Municipal Bond Refundings*, SEC No-Action Letter (pub. avail. Apr. 13, 2000); *In the Matter of Certain Market Making Activities on Nasdaq*, SEC No-Action Letter (pub. avail. Jan. 11, 1999); *Paine Webber, Inc.*, SEC No-Action Letter (pub. avail. Dec. 22, 1998); *NationsBanc Investments, Inc.*, SEC No-Action Letter (pub. avail. May 6, 1998); *Morgan Keegan & Co., Inc.*, SEC No-Action Letter (pub. avail. Jan. 9, 1998); *Merrill Lynch, Pierce, Fenner & Smith, Inc.*, SEC No-Action Letter (pub. avail. Aug. 7, 1997); *Gruntal & Co.*, SEC No-Action Letter (pub. avail. July 17, 1996); *Salomon Brothers Inc.*, SEC No-Action Letter (pub. avail. Jan. 26, 1994); *BT Securities Corporation*, SEC No-Action Letter (pub. avail. Mar. 30, 1992); *Kidder Peabody & Co. Inc.*, SEC No-Action Letter (Oct. 11, 1990); *First City Capital Corp.*, SEC No-Action Letter (pub. avail. Feb. 9, 1990); *RNC Capital Management Co.*, SEC No-Action Letter (pub. avail. Feb. 7, 1989); and *Stein Roe & Farnham, Inc.*, SEC No-Action Letter (pub. avail. Aug. 25, 1988).

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is registered or is required to be registered with the Commission pays CGMI a cash payment for the solicitation of advisory clients, notwithstanding the Judgment.

Please do not hesitate to call me at (202) 663-6596 regarding this request.

Very truly yours,

Kevin P. McEnery

Kevin P. McEnery

END